Via Facsimile and U.S. Mail
Mail Stop 6010

November 5, 2008

Andrew D. Reddick
President & Chief Executive Officer
Acura Pharmaceuticals, Inc.
616 N. North Court, Suite 120
Palatine, Illinois 60067

Re: Acura Pharmaceuticals, Inc.
Form 10-K for Fiscal Year Ended December 31, 2007
Filed March 5, 2008
File No. 001-10113

Dear Mr. Reddick:

We have reviewed your filing and have the following comments. In our comments, we ask you to provide us with information to better understand your disclosure. Where a comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filings, as applicable, in which you intend to first include it. If you do not believe that revised disclosure is necessary, explain the reason in your response. After reviewing the information provided, we may raise additional comments and/or request that you amend your filings.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Item 1. Business, Page 3</u>

1. Please revise the description of the King agreement on page 8 to provide the following additional information:

   - Total amounts received to date under the agreement, if different than the upfront cash payment of $30 million;
   - Any annual fees, if applicable;
   - The number of additional products you anticipate you will develop under this agreement; and

- The term and termination provisions, including any payments the company would be required to make in the event of termination.

  We note that you have been granted confidential treatment for information related to termination provisions. The request for confidential treatment was granted without a substantive review of the request. As we consider term and termination provisions material, this information should be included in the discussion of the agreement.

Item 11. Executive Compensation, Page 46

2. We note your statement on page 47 that the employment agreements provide for annual bonus payments subject to the satisfaction of targets, conditions and parameters. Additionally, we note that you have provided the bonus targets for 2008. Please disclose the bonus targets for 2007. You have stated that these bonus determinations considered the fact that no bonuses were paid in the years 2004, 2005 and 2006. If you considered the achievement of performance targets in any of these years when determining the amount of bonus payments, these targets should also be disclosed. The discussion should include goals for the organization as well as goals specific to each officer.

Exhibit Index-3

3. Please revise your exhibit list to incorporate by reference Exhibit 10.30, Form of Secured Promissory Note of the Registrant related to January 31, 2006 Loan Agreement.

Consolidated Financial Statements, page F-1

Notes To Consolidated Financial Statements, page F-8

Note B – License, Development, and Commercialization Agreement, page F-14

4. Please revise your disclosure of the Agreement with King to include a description of all your rights and obligations, the performance period, all deliverables, and the contractual cash flows as stipulated within the agreement. Describe the revenue recognition method you employ for each deliverable and the basis for using each revenue recognition method. Please tell us and disclose how you have incorporated your obligation to participate in a joint steering committee into your EITF 00-21 analysis.

Note F – Notes Payable, page F-15

5. We note your disclosure on page F-16 stating that in year 2006 "The Company assigned a value of $19.951 million to these conversion features at date of modification and reflected that loss as a non-cash deemed dividend." Please provide reference to the authoritative literature used in supporting your omission of the line items "Deemed Dividend" and "Net Loss Attributable To Common Shareholders" from your Consolidated Statement of Operations for this transaction.

*   *   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provide the requested information. Detailed letters greatly facilitate our review. Please furnish the letter to us via EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please contact James Peklenk, Staff Accountant, at (202) 551-3661 or Joel Parker, Accounting Branch Chief, at (202) 551-3651 if you have any questions regarding the processing of your response as well as any questions regarding comments on the financial statements and related matters. You may contact Laura Crotty, Staff Attorney, at (202) 551-3563 or Suzanne Hayes, Branch Chief, at (202) 551- 3675 with questions on any of the other comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant